SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 2, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Networks Interim Report for Q1 2014 dated April 30, 2014: Networks Interim Report for Q1 2014

INTERIM REPORT

Espoo, Finland — April 30, 2014

Networks(1) Interim Report for Q1 2014

Q1 2014 Financial Highlights:

•                  First quarter 2014 net sales of EUR 2 328 million, declined 14% year-on-year. Excluding divestments of businesses not consistent with Networks’ strategic focus as well as the exiting of certain customer contracts and countries, net sales year-on-year declined approximately 10%. This was primarily due to reduced wireless infrastructure deployment activity and a negative impact related to foreign currency fluctuations, partially offset by higher net sales in core networks and LTE. Net sales decreased 25% quarter-on-quarter primarily reflecting seasonality.

•                  Gross margin before specific items(2) was 39.6% in the first quarter 2014, the highest in Networks’ history, and an improvement of 5.8 percentage points from the first quarter 2013. This was primarily due to a higher proportion of software sales, significant efficiency improvements in Global Services and a higher proportion of Mobile Broadband sales. Sequentially, this represented an increase of 2.0 percentage points from the fourth quarter 2013.

•                  Operating expenses before specific items(2) in the first quarter 2014 were EUR 705 million, down from EUR 717 million in the first quarter 2013, and down from EUR 819 million in the fourth quarter 2013. Investment in research and development was reduced in areas not consistent with Networks’ strategy and increased in areas that are, most notably LTE.

•                  Underlying profitability for the eighth consecutive quarter, with the first quarter 2014 operating margin before specific items(2) of 9.3%, reflecting the strong gross margin. Operating margin in the first quarter 2014 was up from 7.4% in the first quarter 2013 and down from 11.2% in the fourth quarter 2013.

•                  Free cash flow was EUR 153 million in the first quarter 2014, compared to EUR 239 million in the first quarter 2013 and EUR 180 million in the fourth quarter 2013. In the first quarter 2014, Networks’ free cash flow was affected negatively by approximately EUR 110 million of restructuring-related outflows.

Corporate Developments

On April 29, 2014 Nokia announced a new strategy, a program to optimize capital structure and the leadership team of the Nokia Group, including Rajeev Suri as President and Chief Executive Officer. As part of that announcement Nokia announced that NSN will now be known as Networks and will operate under the Nokia brand. Additionally, in line with the earlier announcement, Jesper Ovesen stepped down from his role as Executive Chairman of Nokia Solutions and Networks upon the closing of the transaction whereby Nokia sold substantially all of its Devices & Services business to Microsoft on Friday April 25, 2014.

(1) Nokia Solutions and Networks, also referred to as NSN, was renamed as Networks and will operate under the Nokia brand. The figures presented on a Networks standalone basis in this Interim Report may differ from those reported by Nokia Corporation (‘Nokia’) due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and Networks differs due to presentation differences adopted by Nokia (non-IFRS information) and Networks (information before specific items) and the items excluded by each in their respective presentations.

(2) The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 15 of this report.

Operating and Financial Review

Financial results

The figures presented on a Networks standalone basis in this Interim Report may differ from those reported by Nokia due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and Networks differs due to presentation differences adopted by Nokia (non-IFRS information) and Networks (information before specific items) and the items excluded by each in their respective presentations.

The following table sets forth Networks’ consolidated income statement for the first quarter of 2014, the first quarter of 2013 and the fourth quarter of 2013:

	Q1/2014			Q1/2013			Q4/2013
Unaudited	Before specific items	Specific items	Total	Before specific items	Specific items	Total	Before specific items	Specific items	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales	2 328	—	2 328	2 717	—	2 717	3 106	—	3 106
Cost of sales	(1 406)	(7)	(1 413)	(1 798)	(20)	(1 818)	(1 938)	(33)	(1 971)
Gross profit	922	(7)	915	919	(20)	899	1 168	(33)	1 135
Research and development expenses	(420)	(13)	(433)	(436)	(8)	(444)	(452)	(15)	(467)
Selling, administrative and general expenses	(283)	(20)	(303)	(288)	(106)	(394)	(317)	(56)	(373)
Other income and expenses	(2)	3	1	7	(58)	(51)	(50)	(6)	(56)
Operating profit	217	(37)	180	202	(192)	10	349	(110)	239
Share of results of associates			(1)			2			3
Financial income			6			3			6
Financial expenses			(24)			(29)			(23)
Other financial results			(8)			(49)			(21)
Profit/(loss) before tax			153			(63)			204
Income tax expense			(29)			(73)			(32)
Profit/(loss) for the period from continuing operations			124			(136)			172
Discontinued operations
Profit/(loss) for the period from discontinued operations			—			(7)			2
Profit/(loss) for the period			124			(143)			174
Attributable to:
Equity holders of the parent			122			(145)			171
Non-controlling interests			2			2			3
			124			(143)			174

The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 15 of this report.

The Optical Networks Business has been presented as discontinued operations in Networks’ consolidated financial statements for the years ended December 31, 2013 and 2012, refer to Note 12, Acquisitions and disposals of the Networks (formerly NSN) 2013 consolidated financial statements.

Key financials

The following table sets forth the summary financial information for each of the quarters indicated. This data has been derived from Networks’ unaudited interim consolidated financial statements, which are included in this interim report.

From continuing operations Unaudited EURm, except percentage data	Q1/2014	Q1/2013	YoY change		Q4/2013	QoQ change
Net sales	2 328	2 717	(14.3)%		3 106	(25.0)%
Gross profit	915	899	1.8%		1 135	(19.4)%
Gross profit before specific items	922	919	0.3%		1 168	(21.1)%
Gross margin before specific items	39.6%	33.8%	5.8	pp	37.6%	2.0	pp
Operating expenses	(735)	(889)	(17.3)%		(896)	(18.0)%
Operating expenses before specific items	(705)	(717)	(1.7)%		(819)	(13.9)%
Operating profit (EBIT)	180	10	1700.0%		239	(24.7)%
Operating profit (EBIT) margin	7.7%	0.4%	7.3	pp	7.7%	0.0	pp
EBIT before specific items	217	202	7.4%		349	(37.8)%
EBIT before specific items margin	9.3%	7.4%	1.9	pp	11.2%	(1.9	)pp
Profit/(loss) for the period	124	(136)	191.2%		172	(27.9)%
Depreciation and amortization (excluding PPA)	42	58	(27.6)%		46	(8.7)%
EBITDA before specific items	259	260	(0.4)%		395	(34.4)%
EBITDA before specific items margin	11.1%	9.6%	1.5	pp	12.7%	(1.6	)pp

The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page15 of this report.

References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the consolidated financial statements by taking profit/loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

Networks is not presenting EBITDA or EBITDA-based measures as measures of its results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

Results of operations

The following tables set forth selected segment data from continuing operations for the quarters presented:

Mobile Broadband Unaudited EURm, except percentage data	Q1/2014	Q1/2013	YoY change		Q4/2013	QoQ change
Net sales	1 250	1 244	0.5%		1 563	(20.0)%
Operating profit before specific items	103	129	(20.2)%		117	(12.0)%
Operating profit% before specific items	8.2%	10.4%	(2.2	)pp	7.5%	0.7	pp

Global Services Unaudited EURm, except percentage data	Q1/2014	Q1/2013	YoY change		Q4/2013	QoQ change
Net sales	1 069	1 423	(24.9)%		1 540	(30.6)%
Operating profit before specific items	115	80	43.8%		234	(50.9)%
Operating profit% before specific items	10.8%	5.6%	5.2	pp	15.2%	(4.4	)pp

The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 15 of this report.

Percentage point changes are denoted by ‘pp’ in the above table.

For all other segment data refer to Note 3, Segment information.

The following table sets forth net sales by geographic area by location of customer for the quarters presented:

Net sales from continuing operations Unaudited EURm, except percentage data	Q1/2014	Q1/2013	YoY change	Q4/2013	QoQ change
Asia, Middle East and Africa	1 205	1 309	(7.9)%	1 654	(27.1)%
Europe and Latin America	861	1 007	(14.5)%	1 189	(27.6)%
North America	262	401	(34.7)%	263	(0.4)%
Total	2 328	2 717	(14.3)%	3 106	(25.0)%

Net sales

The year-on-year decrease of 14% in Networks’ net sales in the first quarter of 2014 was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, our net sales in the first quarter of 2014 declined year-on-year by approximately 10%, primarily due to lower net sales in Global Services. Mobile Broadband net sales increased slightly year-on-year. Additionally, our net sales were negatively affected by foreign currency fluctuations. Excluding the negative effect of foreign currency fluctuations and the divestments of businesses not consistent with our strategic focus, as well as the exiting of certain customer contracts and countries, our net sales would have decreased approximately 6% year-on-year.

The year-on-year decrease of 25% in Global Services net sales in the first quarter of 2014 was primarily due to a reduction in network implementation and maintenance activity, consistent with lower levels of large scale network deployments, and the exiting of certain customer contracts and countries. In the first quarter of 2014, Mobile Broadband net sales benefited from higher net sales in core networks and LTE, offset by lower net sales in other radio technologies, resulting in a slight net sales increase year-on-year. Additionally, Mobile Broadband net sales were adversely affected by shortages of certain components, which we expect to continue to impact our business at least through the end of the second quarter of 2014.

On a regional basis, compared to the first quarter of 2013, net sales in North America declined 35%, primarily due to a cyclical slow down in LTE roll-outs; in Middle East and Africa net sales declined 36% and 23%, respectively, primarily due to the focus on a specific set of countries; in Latin America net sales declined 27%, primarily due to constrained operator spending and the exit of certain projects in line with Networks’ strategy; in Asia Pacific net sales declined 24% primarily due to a decline from the height of LTE network roll-outs in the first quarter of 2013 in Korea; and in Europe net sales declined 9%, primarily due to contract exits in line with our strategy, and operator spending that, on balance, was constrained; and net sales in Greater China increased 26% primarily due to the new TD-LTE network roll-outs. For regional data, refer to Note 3, Segment information.

The sequential decrease of 25% in Networks’ net sales in the first quarter of 2014 reflects a seasonal decrease in sales in both Global Services and Mobile Broadband. The sequential decrease in Global Services was primarily due to a reduction in network implementation and maintenance activity. The decrease in Mobile Broadband net sales was driven by decline in legacy radio technologies. On a regional basis, our net sales decreased sequentially primarily due to Asia, Middle East and Africa, and Europe and Latin America.

In the first quarter of 2014, Global Services represented 46% of Networks’ net sales, compared to 52% in the first quarter of 2013 and 50% in the fourth quarter of 2013. In the first quarter of 2014, Mobile Broadband represented 54% of our net sales, compared to 46% in the first quarter of 2013 and 50% in the fourth quarter of 2013.

At constant currency*, Networks’ net sales would have decreased 10% year-on-year and decreased 23% sequentially. Excluding the negative effect of foreign currency fluctuations and the divestments of businesses not consistent with our strategic focus, as well as the exiting of certain customer contracts and countries, our net sales would have decreased 6% year-on-year and decreased 23% sequentially.

Gross margin

On a year-on-year basis, the increase in Networks’ gross margin before specific items in the first quarter of 2014 was primarily due to a higher proportion of software sales mainly in Japan, a higher gross margin in Global Services related to significant efficiency improvements as a result of its transformation program and a higher proportion of Mobile Broadband in the overall sales mix.

On a sequential basis, the increase in Networks’ gross margin before specific items in the first quarter of 2014 was primarily due to a higher proportion of software sales mainly in Japan, and a higher proportion of Mobile Broadband in the overall sales mix. The improved margin within Mobile Broadband was primarily due to lower costs in connection with the technology shift to TD-LTE in China.

Operating expenses

Networks’ research and development expenses before specific items decreased 4% year-on-year in the first quarter of 2014. On a year-on-year basis, research and development expenses before specific items were lower, primarily due to business divestments and reduced investments in business activities that are not consistent with our focused strategy, as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with our focused strategy, most notably LTE.  On a sequential basis, research and development expenses before specific items decreased 7%, primarily due to lower accrued incentive expenses, which were at an elevated level in the fourth quarter of 2013, and improved research and development efficiency.

On a year-on-year basis, Networks’ selling, general and administrative expenses before specific items decreased 2%, primarily due to structural cost savings from its transformation and restructuring program. On a sequential basis, selling, general and administrative expenses before specific items decreased 11%, consistent with seasonally lower net sales and lower accrued incentive expenses, which were at an elevated level in the fourth quarter of 2013.

Networks’ other income and expenses before specific items was an expense of EUR 2 million in the first quarter of 2014, compared to an income of EUR 7 million in the first quarter of 2013, and an expense of EUR 50 million in the fourth quarter of 2013. On a sequential basis, our other income and expenses before specific items was a lower expense due to the absence of the following factors, which resulted in elevated expense levels in the fourth quarter of 2013: a non-recurring litigation provision, a write down of a VAT receivable, an increase in doubtful account allowances, and asset retirement charges.

*Excluding the impact of changes in exchange rates in comparison to the Euro, Networks reporting currency.

Operating profit

The year-on-year increase in Networks’ operating profit before specific items in the first quarter of 2014 was primarily due to a higher operating profit before specific items in Global Services, partially offset by a lower operating profit before specific items in Mobile Broadband. On a year-on-year basis, the increase in Global Services operating profit before specific items was primarily due to higher gross profit. On a year-on-year basis, the decrease in Mobile Broadband operating profit before specific items was primarily due to lower gross profit.

The sequential decrease in Networks’ operating profit before specific items in the first quarter of 2014 was primarily due to the lower operating profit before specific items in Global Services, and to a lesser degree, a lower operating profit before specific items in Mobile Broadband. On a sequential basis, the decrease in Global Services operating profit before specific items was primarily due to seasonally lower net sales contributing to lower gross profit, partially offset by lower operating expenses. On a sequential basis, the decrease in Mobile Broadband operating profit before specific items was primarily due to seasonally lower net sales contributing to lower gross profit, partially offset by lower operating expenses.

Financial income and expenses

In the first quarter of 2014, Networks incurred a net expense in financial income and expenses of EUR 26 million compared to a net expense of EUR 75 million in the first quarter of 2013 and a net expense of EUR 38 million in the fourth quarter of 2013. On a year-on-year basis, the reduction in the net financial expense was primarily due to higher net foreign exchange losses in the first quarter of 2013, resulting mainly from the weakening of currencies that could not be hedged.

Income tax expense

In the first quarter of 2014, Networks incurred an income tax expense of EUR 29 million compared to EUR 73 million in the first quarter of 2013 and EUR 32 million in the fourth quarter of 2013. The Group’s income tax expense fluctuates from quarter to quarter as our effective tax rate varies significantly due to the non-recognition of the Finnish deferred tax assets as well as payments of foreign withholding taxes in certain overseas jurisdictions, for which no benefit is recorded, and the mix of profitability in our subsidiaries.

Networks periodically assesses its unrecognized deferred tax assets. At March 31, 2014, we have a total of approximately EUR 1.5 billion unrecognized net deferred tax assets, of which approximately EUR 1.2 billion relate to Finland and have not been recognized in the financial statements due to our history of losses in Finland. A significant portion of our Finnish deferred tax assets is indefinite in nature and available against future Finnish taxable income. We will continue to closely monitor the realizability of these deferred tax assets, including assessing future financial performance in Finland. Should the recent improvements in our financial results be sustained, we may recognize all or part of the unrecognized deferred tax asset in the future.

Net profit

Networks reported a net profit of EUR 124 million for the first quarter of 2014, up from a net loss of EUR 143 million in the first quarter of 2013 and down from a net profit of EUR 174 million in the fourth quarter of 2013. On a year-on-year basis, our result in the first quarter of 2014 has improved significantly due to lower restructuring related charges and improved profitability as part of our successful transformation to date. The sequential decrease in our net profit in the first quarter of 2014 was primarily due to the lower operating profit.

Transformation and restructuring program (announced in November 2011)

During the first quarter of 2014, restructuring related charges were approximately EUR 15 million and the related cash outflows were approximately EUR 110 million. At March 31, 2014, since the commencement of the global transformation and restructuring program, cumulative restructuring charges amounted to approximately EUR 1 850 million, and cumulative related cash outflows amounted to approximately EUR 1 350 million. Networks continues to estimate cumulative restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 700 million, respectively, by the end of 2014. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of the first quarter of 2014, Networks had approximately 48 500 employees, a reduction of approximately 8 200 employees compared to the end of the first quarter of 2013, and a reduction of approximately 100 employees compared to the end of the fourth quarter of 2013.

Financial position

At March 31, 2014, non-current assets remained at EUR 1.5 billion, current assets remained at EUR 7.3 billion and non-current liabilities at EUR 1.3 billion in comparison to December 31, 2013. Current liabilities increased from EUR 5.2 billion at December 31, 2013 to EUR 5.3 billion at March 31, 2014 mainly due to an increase in advance payments received.

Cash flows

The table below sets forth information regarding Networks’ cash flows from continuing and discontinued operations for the quarters presented:

Unaudited EURm	Q1/2014	Q1/2013	Q4/2013
Statement of cash flows information:
Net cash from operating activities	203	274	204
Net cash used in investing activities	(50)	(35)	(17)
Net cash (used in)/from financing activities	(35)	104	(33)
Net increase in cash and cash equivalents	100	333	120
Free cash flow(1)	153	239	180
Capital expenditures(2)	(39)	(41)	(35)
Decrease/(increase) in net working capital	21	133	(72)
Total cash and other liquid assets(3)	2 869	2 751	2 769
Net cash and other liquid assets(4)	1 867	1 484	1 678

(1) Free cash flow represents the sum of net cash from operating activities and net cash used in investing activities less proceeds from/purchases of current available-for-sale investments, liquid assets. The proceeds from/purchases of current available-for-sale investments, liquid assets, are presented in the Condensed Interim Consolidated Statement of Cash Flows.

(2) Capital expenditures represent purchases of property, plant and equipment and intangible assets.

(3) Includes EUR 25 million (EUR 76 million at December 31, 2013) non-interest bearing liabilities relating to cash held temporarily due to divested businesses where the Group continues to perform services within a contractually defined scope for a specified timeframe. The balances at March 31, 2013 and December 31, 2013 also included EUR 11 million and EUR 7 million, respectively, related to the sale of receivable arrangements in China.

(4) Consists of total cash and other liquid assets less total loans and borrowings. Total loans and borrowings consist of long-term interest-bearing liabilities, the current portion of long-term loans and short-term borrowings. Refer to Note 6, Loans and borrowings.

In the first quarter of 2014, Networks continued its strong performance from a cash perspective, generating EUR 153 million free cash flow, compared to EUR 239 million in the first quarter 2013 and EUR 180 million in the fourth quarter 2013. In the first quarter 2014, our free cash flow was affected negatively by approximately EUR 110 million of restructuring-related outflows.

For an analysis of Networks’ loans and borrowings related commitments at March 31, 2014, refer to Note 6, Loans and borrowings.

Q1 2014 Operating Highlights:

•             Networks’ strong deal momentum in mobile broadband and related services continued. During the quarter we were granted a five-year contract with Vodafone for the SingleRAN and Subscriber Data Management solutions in the operator’s Project Spring network upgrade, and selected by Everything Everywhere in the UK to support the continued expansion of its LTE network. We were also selected as the sole supplier of Elisa’s LTE network in Finland. Other contracts in the quarter included VimpelCom’s LTE radio access networks in the central region of Russia, Siberia, South and most of the Volga and Ural regions; the implementation of an LTE network and modernization of the existing GSM and 3G networks for TELE Greenland; the implementation of Taiwan Mobile’s multi-band LTE and LTE-Advanced network; the upgrade of Telkomsel’s GSM and 3G HSPA+ network in Indonesia; the modernization and expansion of Mobily’s 2G, 3G WCDMA and TD-LTE networks in Saudi Arabia; and LTE infrastructure for Avantel in Colombia. At the end of the first quarter of 2014, we had 138 commercial LTE contracts.

•             Networks continues to lead in 4G radio technology, demonstrating 2.6 Gbps throughput over a single sector in Sprint’s TD-LTE network. In the live network of Optus in Australia, the operator and Networks built the world’s first ‘Gigasite’ attaining an aggregate downlink capacity of 1.7 Gbps.

•             Networks announced the world’s first TDD-FDD carrier aggregation demonstration together with two South Korean operators, Korea Telecom and SK Telecom; and together with Broadcom Corporation and Elisa in Finland, the first ever demonstration of LTE Advanced carrier aggregation on a live commercial network.

•             Networks continues to invest in innovation and further evolve its Smart Scheduler that is now able to provide up to 30 percent faster downlink speeds at the cell edge; and announced new Centralized RAN software capable of doubling the uplink capacity of existing LTE networks. We also demonstrated our FutureWorks 5G research concept that enables ultra-dense networks, a mobile network ‘on demand’ for mega events, and a self-learning network that analyzes big data in real time and responds in an instant.

•             Networks extended its Flexi Zone small cell architecture and introduced the Flexi Zone controller that supports the integration of its Liquid Applications to deliver services directly from small cell base station clusters.

•             Networks announced the first telco cloud based IP Multimedia Subsystem (IMS); launched the Telco Cloud Management solution for operators; and extended its Services to help operators prepare, implement and run their own telco clouds and migrate existing telco services to cloud-based networks.

•             Tele2 Sweden chose Networks’ Serve at Once Traffica Customer Experience Management (CEM) solution, and we announced CEM for Loyalty Scores and the CEM Umbrella Solution for a customized overview of customer experience across an operator group’s countries or regions.

•             Networks renewed the managed services contract with Saudi Telecom Company, covering the operator’s GSM, 3G and LTE network; and launched Predictive Operations, the world’s first managed service for predicting mobile broadband service and network degradations; LTE Service Management that helps ensure the quality of mobile broadband services running over LTE networks; and Services for OTT management that helps operators improve the delivery of OTT content.

•             Telecommunication Development Industry Alliance (TDIA) awarded Networks’ contribution to time division (TD) technology; our Liquid Applications won a Global TD-LTE Initiative (GTI) Award in the “Innovative Solutions” category; and at the GSMA Global Mobile Awards 2014, Networks and O2 (Telefónica UK) won the top prize in the “Best Mobile Infrastructure” category for the deployment of iSON Automation for Operations.

Condensed Interim Consolidated Income Statement

		March 31, 2014			March 31, 2013
		Before			Before
For the three-month periods ended Unaudited	Notes	specific items	Specific items	Total	specific items	Specific items	Total
		EURm	EURm	EURm	EURm	EURm	EURm
Net sales		2 328	—	2 328	2 717	—	2 717
Cost of sales		(1 406)	(7)	(1 413)	(1 798)	(20)	(1 818)
Gross profit		922	(7)	915	919	(20)	899
Research and development expenses		(420)	(13)	(433)	(436)	(8)	(444)
Selling, administrative and general expenses		(283)	(20)	(303)	(288)	(106)	(394)
Other income and expenses		(2)	3	1	7	(58)	(51)
Operating profit		217	(37)	180	202	(192)	10
Share of results of associates				(1)			2
Financial income				6			3
Financial expenses				(24)			(29)
Other financial results				(8)			(49)
Profit/(loss) before tax				153			(63)
Income tax expense	4			(29)			(73)
Profit/(loss) for the period from continuing operations				124			(136)
Discontinued operations
Loss for the period from discontinued operations				—			(7)
Profit/(loss) for the period				124			(143)

Attributable to:
Equity holders of the parent				122			(145)
Non-controlling interests				2			2
				124			(143)

For an analysis of specific items, refer to Note 2, Specific items.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Condensed Interim Consolidated Statement of Comprehensive Income

For the three-month periods ended Unaudited	March 31, 2014	March 31, 2013
	EURm	EURm
Profit/(loss) for the period	124	(143)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(81)	—
Income tax related to remeasurements of defined benefit plans	3	—
	(78)	—
Items that may be reclassified subsequently to profit or loss:
Translation differences	(11)	44
Cash flow hedges	(26)	(6)
Available-for-sale investments	—	(2)
Other decrease	—	(2)
Income tax related to components of other comprehensive income	—	—
	(37)	34
Other comprehensive income for the period, net of tax	(115)	34
Total comprehensive income/(loss) for the period	9	(109)
Attributable to:
Equity holders of the parent	9	(112)
Non-controlling interests	—	3
Total comprehensive income/(loss) for the period	9	(109)
Total comprehensive income/(loss) attributable to equity shareholders arises from:
Continuing operations	9	(105)
Discontinued operations	—	(7)
	9	(112)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Condensed Interim Consolidated Statement of Financial Position

		March 31, 2014	December 31,
	Notes	(unaudited)	2013
		EURm	EURm
ASSETS
Non-current assets
Goodwill		173	173
Other intangible assets		255	259
Property, plant and equipment		396	404
Investments in associates		35	36
Deferred tax assets		554	512
Long-term loans receivable	5	29	29
Available-for-sale investments	5	29	30
Other non-current assets		30	38
		1 501	1 481
Current assets
Inventories		923	792
Accounts receivable, net of allowances for doubtful accounts	5	2 778	2 864
Prepaid expenses and accrued income		489	498
Current portion of long-term loans receivable	5	32	29
Other financial assets	5	93	163
Current income tax assets		146	140
Cash and cash equivalents		2 869	2 769
		7 330	7 255
Total assets		8 831	8 736
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		0	0
Share premium		9 753	9 753
Translation differences		(31)	(22)
Fair value and other reserves		(128)	(24)
Accumulated deficit		(7 495)	(7 617)
		2 099	2 090
Non-controlling interests		86	86
Total equity		2 185	2 176
Non-current liabilities
Long-term interest-bearing liabilities	5, 6	831	895
Deferred tax liabilities		41	44
Provisions		225	242
Other non-current liabilities		239	166
		1 336	1 347
Current liabilities
Current portion of long-term interest-bearing liabilities	5, 6	145	86
Short-term borrowings	5, 6	26	110
Other financial liabilities	5	3	3
Accounts payable	5	1 809	1 787
Accrued expenses		2 587	2 424
Current income tax liabilities		152	140
Provisions		588	663
		5 310	5 213
Total liabilities		6 646	6 560
Total equity and liabilities		8 831	8 736

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Condensed Interim Consolidated Statement of Cash Flows

For the three month periods ended Unaudited	March 31, 2014	March 31, 2013
	EURm	EURm
Cash flows from operating activities
Profit/(loss) for the period	124	(143)
Adjusted for:
Restructuring and other specific items(1)	7	117
Depreciation and amortization	64	126
Income taxes	29	73
Financial income and expenses	26	75
Profit on sale of property, plant and equipment, businesses and Group companies	(3)	—
Other adjustments	(17)	(37)
	230	211
Change in net working capital:
Decrease in current receivables	28	501
(Increase)/decrease in inventories	(140)	52
Increase/(decrease) in interest-free liabilities(2)	133	(420)
Cash from operations	251	344
Interest received	5	2
Interest paid	(6)	(24)
Other financial income and expenses, net received	27	30
Income taxes paid	(74)	(78)
Net cash from operating activities	203	274
Cash flows from investing activities
Acquisition of Group companies, net of acquired cash	(12)	—
Proceeds from current available-for-sale investments, liquid assets	—	—
Proceeds from short-term and other long-term loans receivable	—	5
Purchases of property, plant and equipment, and intangible assets	(39)	(41)
Proceeds from sale of property, plant and equipment, and intangible assets	1	1
Net cash used in investing activities	(50)	(35)
Cash flows from financing activities
Net proceeds from long-term borrowings	—	785
Repayment of long-term borrowings	(5)	(676)
Proceeds from/(repayments of) short-term borrowings	(30)	24
Dividends and other payments to non-controlling interests	—	(29)
Net cash (used in)/from financing activities	(35)	104
Foreign exchange adjustments	(18)	(10)
Net increase in cash and cash equivalents	100	333
Cash and cash equivalents at beginning of period	2 769	2 418
Cash and cash equivalents at end of period	2 869	2 751
Cash and cash equivalents comprise:
Bank and cash	1 679	2 056
Current available-for-sale investments, cash equivalents	1 190	695
	2 869	2 751

(1) Excludes PPA related charges, divestment results and impairments which are included in other line items within the above adjustments section.

(2) Includes changes in the following line items in the statement of financial position: accounts payable, accrued expenses, provisions and other short-term liabilities.

The figures in the condensed interim consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

	Attributable to owners of the parent
Unaudited EURm	Number of ordinary shares	Number of cumu- lative preference shares	Ordinary share capital(1)	Share premium	Translation differences	Fair value and other reserves	Accumulated deficit	Before Non- Controlling Interests	Non- Controlling Interests	Total
Balance at January 1, 2013	100 073	500	0	9 744	133	(96)	(7 620)	2 161	126	2 287
(Loss)/profit for the period							(145)	(145)	2	(143)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan								—		—
Cash flow hedges						(6)		(6)		(6)
Available-for-sale investments						(2)		(2)		(2)
Currency translation differences					43			43	1	44
Other increase							(2)	(2)		(2)
Total comprehensive income/(loss) for the period					43	(8)	(147)	(112)	3	(109)
Other changes in non-controlling interests(2)									(28)	(28)
Balance at March 31, 2013	100 073	500	0	9 744	176	(104)	(7 767)	2 049	101	2 150

Balance at January 1, 2014	800 294	—	0	9 753	(22)	(24)	(7 617)	2 090	86	2 176
Profit for the period							122	122	2	124
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan						(78)		(78)		(78)
Cash flow hedges						(26)		(26)		(26)
Available-for-sale investments								—		—
Currency translation differences					(9)			(9)	(2)	(11)
Other increase								—		—
Total comprehensive (loss)/income for the period					(9)	(104)	122	9	—	9
Other changes in non-controlling interests								—		—
Balance at March 31, 2014	800 294	—	0	9 753	(31)	(128)	(7 495)	2 099	86	2 185

(1) Ordinary share capital comprises EUR 400 thousand.

(2) Relates primarily to liquidation of a Group subsidiary.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

1.              Accounting principles

Basis of presentation

This report comprises Networks’ (‘the Group’) unaudited condensed interim consolidated income statement, statement of comprehensive income, statement of cash flows and statement of changes in shareholders’ equity for the three-month periods ended March 31, 2014 and 2013, and the unaudited consolidated statement of financial position as at March 31, 2014 (‘the unaudited condensed interim consolidated financial statements’). The unaudited condensed interim consolidated financial statements have been derived from the Group’s accounting records for the respective periods and represent non-statutory interim financial statements. The audited consolidated statement of financial position as at December 31, 2013 was derived from the Networks (formerly NSN) annual financial statements for the year ended December 31, 2013 (‘the 2013 consolidated financial statements’).

The unaudited condensed interim consolidated financial statements and the notes thereto, have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and in conformity with IFRS as adopted by the European Union (‘EU’). The consolidated financial statements are presented in millions of euro (‘EURm’).

Accounting policies

The same accounting policies, presentation and methods of computation have been followed in the unaudited condensed interim consolidated financial statements as were applied in the preparation of the 2013 consolidated financial statements. Refer to Note 1, Accounting principles, of the 2013 consolidated financial statements. The financial statements in this condensed report do not contain all the information included in the 2013 consolidated financial statements.

Adoption of new and amended standards

On January 1, 2014, the Group adopted the following revised standards issued by the IASB that are relevant to its operations and effective for accounting periods commencing on or after January 1, 2014:

Amendment to IAS 32, Offsetting Financial Assets and Financial Liabilities

The amendment clarified the meaning of ‘currently has a legally enforceable right to set-off’.

Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets

The amendment added guidance on the disclosure of recoverable amounts and discount rates.

Amendments to IAS 19, Defined Benefit Plans: Employee Contributions

The amendment clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

IFRIC 21, Levies, an interpretation of IAS 37, Provisions, contingent liabilities and contingent assets

The interpretation clarified that the obligating event giving rise to a liability to pay a levy to a government agency is the activity that triggers the payment.

The adoptation of these amendments and guidance did not have a material impact on the unaudited condensed interim consolidated financial statements.

Seasonality

The Group experiences seasonality. The Group’s sales are generally higher in the last quarter of the year compared with the first quarter of the following year due to network operators’ planning, budgeting and spending cycles.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates. In preparing these condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2013 consolidated financial statements.

2.              Specific items

The Group separately identifies and discloses certain items, referred to as specific items, by virtue of size, nature or occurrence, including restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and asset impairment charges. This is consistent with the way that financial performance is measured by management and reported to the senior management team and Board of Directors, and it assists in providing a meaningful analysis of operating results by excluding items that may not be indicative of the operating results of the Group’s business.

The nature of the specific items recognized in the three-month period ended March 31, 2014 has not materially changed since December 31, 2013 and as such, the rationale provided in Note 2, Specific items, of the 2013 consolidated financial statements is still valid.

The following table presents specific items included in the operating profit for the Group’s continuing operations for the three-month periods ended:

EURm	Restructuring charges	Country/ contract exit charges	PPA adjustments	Other one- time charges	Total
March 31, 2014
Cost of sales	9	(2)	—	—	7
Research and development expenses	—	—	13	—	13
Selling, administrative and general expenses	2	—	9	9	20
Other income and expenses	(3)	—	—	—	(3)
Total	8	(2)	22	9	37
March 31, 2013
Cost of sales	2	18	—	—	20
Research and development expenses	1	—	7	—	8
Selling, administrative and general expenses	22	—	61	23	106
Other income and expenses	—	36	—	22	58
Total	25	54	68	45	192

Restructuring charges in the three-month period ended March 31, 2014 consist primarily of personnel restructuring charges. In the first quarter of 2013, restructuring charges consisted primarily of real estate costs.

The country/contract exit charges relate to the realignment of the Group’s customer contract and geographic market portfolio and the related charges to terminate certain underperforming contracts and to withdraw from certain countries in line with the Group’s restructuring program.

Purchase price accounting (‘PPA’) related charges primarily consist of the amortization of finite lived intangible assets (customer relationships, developed technology and licenses to use tradename and trademark) recognized in the purchase price allocation stemming from the Group’s formation and subsequent business combinations. The purchase price accounting related charges arising from the Group’s formation were fully amortized at the end of the first quarter of 2013.

The other one-time charges included in selling, administrative and general expenses consist of consultancy fees incurred in connection with the Group’s restructuring program announced in 2011.

For the three months ended March 31, 2013, the other one-time charges included in other expenses relate to a provision in connection with the closure of a manufacturing facility. Additionally, the Group’s discontinued operations incurred EUR 5 million of other one-time charges for the three-month period ended March 31, 2013.

3.              Segment information

The following table presents segment information for the Group’s continuing operations for the three-month periods ended:

EURm	Mobile Broadband	Global Services	All other segments	Total segments	Other	Total
March 31, 2014
Net sales	1 250	1 069	1	2 320	8	2 328
Operating profit/(loss) before specific items	103	115	(9)	209	8	217
Operating profit/(loss)% before specific items	8.2%	10.8%	n/a			9.3%
Depreciation and amortization (excluding PPA related charges)	34	8	—	42	—	42
PPA related charges	17	5	—	22	—	22
Restructuring charges	2	6	—	8	—	8
March 31, 2013
Net sales	1 244	1 423	50	2 717	—	2 717
Operating profit/(loss) before specific items	129	80	(7)	202	—	202
Operating profit/(loss)% before specific items	10.4%	5.6%	n/a			7.4%
Depreciation and amortization (excluding PPA related charges)	42	14	2	58	—	58
PPA related charges	35	32	1	68	—	68
Restructuring charges	9	10	(1)	18	7	25

The following table presents net sales by geographic area by location of customer for the Group’s continuing operations for the three-month periods ended:

EURm	March 31, 2014	March 31, 2013
Greater China	278	220
Japan	373	393
India	165	164
Asia Pacific	211	276
Middle East	98	152
Africa	80	104
Asia, Middle East and Africa	1 205	1 309
East Europe	107	95
West Europe	349	403
South East Europe	194	220
Latin America	211	289
Europe and Latin America	861	1 007
North America	262	401
Total	2 328	2 717

4.              Taxation

In the three-month period ended March 31, 2014, the Group incurred an income tax expense of EUR 29 million, compared to an income tax expense of EUR 73 million for the three-month period ended March 31, 2013. The Group’s income tax expense fluctuates from quarter to quarter as the Group’s effective tax rate varies significantly due to the non-recognition of the Finnish deferred tax assets as well as payments of foreign withholding taxes in certain overseas jurisdictions, for which no benefit is recorded, and the mix of profitability in subsidiaries.

The Group periodically assesses its unrecognized deferred tax assets. For the three-month period ended March 31, 2014, the Group has a total of approximately EUR 1.5 billion unrecognized net deferred tax assets, of which approximately EUR 1.2 billion relate to Finland and have not been recognized in the financial statements due to the Group’s history of losses in Finland. A significant portion of the Group’s Finnish deferred tax assets are indefinite in nature and available against future Finnish taxable income. The Group will continue to closely monitor the realizability of these deferred tax assets, including assessing future financial performance in Finland. Should the recent improvements in financial results be sustained, all or part of the unrecognized deferred tax assets may be recognized in the future.

5.              Fair value of financial instruments

The following table presents the carrying amounts and the fair values of financial instruments by measurement category at:

	Carrying amounts
March 31, 2014 EURm	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial assets and liabilities at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value
Long-term loans receivable (1)				29		29	28
Available-for-sale investments(2)		29				29	29
Accounts receivable				2 778		2 778	2 778
Current portion of long-term loans receivable (3)				32		32	32
Derivative and other current financial assets			49	44		93	93
Fixed income and money-market investments carried at fair value(4)	1 190					1 190	1 190
Total financial assets	1 190	29	49	2 883		4 151	4 150
Long-term interest-bearing liabilities					831	831	934
Current portion of long-term interest-bearing liabilities					145	145	145
Short-term borrowings					26	26	26
Other financial liabilities			3			3	3
Accounts payable					1 809	1 809	1 809
Total financial liabilities			3		2 811	2 814	2 917

	Carrying amounts
December 31, 2013 EURm	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial assets and liabilities at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value
Long-term loans receivable (1)				29		29	28
Available-for-sale investments(2)		30				30	30
Accounts receivable				2 864		2 864	2 864
Current portion of long-term loans receivable (3)				29		29	29
Derivative and other current financial assets			69	94		163	163
Fixed income and money-market investments carried at fair value	924					924	924
Total financial assets	924	30	69	3 016	—	4 039	4 038
Long-term interest-bearing liabilities					895	895	1 000
Current portion of long-term interest-bearing liabilities					86	86	86
Short-term borrowings					110	110	110
Other financial liabilities			3			3	3
Accounts payable					1 787	1 787	1 787
Total financial liabilities	—	—	3	—	2 878	2 881	2 986

(1)         Includes EUR 11 million (EUR 10 million at December 31, 2013) relating to customer financing.

(2)         Includes investments carried at fair value and investments in publicly quoted equity shares of EUR 27 million and EUR 2 million, respectively (EUR 28 million and EUR 2 million at December 31, 2013).

(3)         Includes EUR 31 million (EUR 29 million at December 31, 2013) relating to customer financing.

(4)         Consists of available-for-sale investments, cash equivalents.

The fair value of long-term loans receivable is measured by amortizing the future cash flows of customer loans using the current credit risk factor (discount factor) of the borrower, whereas the carrying amount is based on the effective interest rate. The fair values of accounts receivable and accounts payable are assumed to approximate their carrying amounts due to their short-term nature. The fair values are estimated to be equal to the carrying amounts for short-term financial assets and financial liabilities due to the limited credit risk and short maturity. The fair value of long-term interest bearing liabilities is determined with reference to quoted yield curves. The fair value of short-term borrowings is assumed to approximate the carrying amount due to its short-term nature. For information on the valuation of items measured at fair value refer to Note 1, Accounting principles, of the 2013 consolidated financial statements.

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on the increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities. At the end of each reporting period, the Group categorizes its financial assets and liabilities to an appropriate level of the fair value hierarchy. Refer to Note 20, Fair value of financial instruments, of the 2013 consolidated financial statements.

The following table presents the valuation methods used to determine the fair values of financial instruments carried at fair value at:

EURm	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
March 31, 2014

Fixed income and money-market investments carried at fair value	1 190			1 190
Available-for-sale investments in publicly quoted equity shares	2			2
Other available-for-sale investments carried at fair value		17	10	27
Derivative assets		49		49
Total financial assets	1 192	66	10	1 268
Derivative liabilities		3		3
Total financial liabilities	—	3	—	3
December 31, 2013

Fixed income and money-market investments carried at fair value	924			924
Available-for-sale investments in publicly quoted equity shares	2			2
Other available-for-sale investments carried at fair value		18	10	28
Derivative assets		69		69
Total financial assets	926	87	10	1 023
Derivative liabilities		3		3
Total financial liabilities	—	3	—	3

There were no material movements or transactions in Level 3 investments during the three-months ended March 31, 2014.

6.              Loans and borrowings

The following table presents the carrying amounts of the Group’s long-term interest-bearing liabilities, current portion of long-term interest-bearing liabilities and short-term borrowings at:

EURm	Final maturity	March 31, 2014	December 31, 2013
Bond 2018 (EUR 450 million 6.75%)	April 2018	450	450
Bond 2020 (EUR 350 million 7.125%)	April 2020	350	350
European Investment Bank	January 2015	—	25
Nordic Investment Bank	March 2015	—	4
Finnish pension loan	October 2015	44	44
Firstrand Bank Limited	March 2015	—	35
Differences between Bond nominal and carrying values		(18)	(18)
Other		5	5
Long-term interest-bearing liabilities		831	895
European Investment Bank		50	25
Nordic Investment Bank		16	16
Finnish pension loan		44	44
Firstrand Bank Limited		34	—
Other		1	1
Current portion of long-term interest-bearing liabilities		145	86
Commercial Paper Program		—	25
Borrowings on committed and uncommitted basis		—	2
Other(1)		26	83
Short-term borrowings		26	110
Total loans and borrowings(2)		1 002	1 091

(1) Includes EUR 25 million (EUR 76 million at December 31, 2013) non-interest bearing liabilities relating to cash held temporarily due to the divested businesses where the Group continues to perform services within a contractually defined scope for a specified timeframe. The balance at December 31, 2013 also included EUR 7 million related to sale of receivable arrangements in China.

(2) Interest expense for the three-month period ended March 31, 2014 amounts to EUR 21 million (EUR 27 million for the three-month period ended March 31, 2013).

The majority of the Group’s borrowings listed above are Senior Unsecured and subject to financial covenants. At March 31, 2014, all financial covenants are satisfied. Refer to Note 28, Loans and borrowings, of the 2013 consolidated financial statements. At March 31, 2014, a revolving credit facility of EUR 750 million remains undrawn under the forward starting credit facility.

7.              Commitments and contingencies

The following table presents the Group’s commitments and contingencies at:

EURm	March 31, 2014	December 31, 2013
Contingent liabilities on behalf of Group companies
Other guarantees	699	723
Contingent liabilities on behalf of other companies
Other guarantees	127	55
Financing commitments
Customer finance commitments	17	25
Venture fund commitments	9	9
Collateral for the Group’s commitments
Assets pledged	2	2

Other guarantees on behalf of other companies represent commercial guarantees issued on behalf of third parties, including guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred, but some of the commercial guarantees have not yet been re-assigned legally.

At March 31, 2014, the Group has purchase commitments of EUR 1 110 million (EUR 756 million at December 31, 2013) relating to commitments from service agreements, outsourcing arrangements and inventory purchase obligations, primarily for purchases in 2014 through 2015.

When the Group disposes of businesses, gains and losses recorded at the date of disposal may change depending on the outcome of post closing settlement negotiations.

The Group is party to routine litigation incidental to the normal conduct of business. Based on the information currently available, in the opinion of management, the outcome of such litigation is not likely to be material to the financial condition or result of operations of the Group.

8.              Related party transactions

There have not been any material changes in the Group’s transactions with its shareholder since December 31, 2013. Refer to Note 36, Related party transactions, of the 2013 consolidated financial statements.

9.              Subsequent events

On April 29, 2014 Nokia announced a new strategy, a program to optimize capital structure and the leadership team of the Nokia Group, including Rajeev Suri as President and Chief Executive Officer. As part of that announcement Nokia announced that NSN will now be known as Networks and will operate under the Nokia brand. Additionally, Jesper Ovesen stepped down from his role as Executive Chairman of Nokia Solutions and Networks upon the closing of the transaction whereby Nokia sold substantially all of its Devices & Services business to Microsoft on Friday April 25, 2014.

Risks and forward-looking statements

It should be noted that Networks and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategy, future performance of our business; B) expectations regarding market developments, general economic conditions and structural changes; C) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; D) the timing of the deliveries of our products and services; E) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; F) expectations and targets regarding collaboration and partnering arrangements; G) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; H) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions.  These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy and effectively, profitably and timely adapt our business and operations to the increasingly diverse needs of our customers and technological developments; 2) our ability to sustain or improve the operational and financial performance of our business and correctly identify business opportunities or successfully pursue new business opportunities; 3) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 4) our ability to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our dependence on a limited number of customers and large, multi-year contracts; 6) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 7) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 8) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 9) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 10) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 11) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) management of our customer financing exposure; 15) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; as well as the risk factors specified in the most recent annual report of Nokia on Form 20-F under Item 3D. “Risk Factors” and of Networks (formerly NSN) under “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

company.nokia.com	© Nokia 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal